UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Filed by the Registrant  ☐                            Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting material Pursuant to §240.14a-12

Automatic Data Processing, Inc.

(Name of Registrant as Specified In Its Charter)

William A. Ackman

Veronica M. Hagen

V. Paul Unruh

Pershing Square Capital Management, L.P.

PS Management GP, LLC

Pershing Square, L.P.

Pershing Square II, L.P.

Pershing Square International, Ltd.

Pershing Square Holdings, Ltd.

Pershing Square VI Master, L.P.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

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☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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William A. Ackman

Veronica M. Hagen

V. Paul Unruh

Pershing Square Capital Management, L.P.

PS Management GP, LLC

Pershing Square, L.P.

Pershing Square II, L.P.

Pershing Square International, Ltd.

Pershing Square Holdings, Ltd.

Pershing Square VI Master, L.P.

SUPPLEMENT TO PROXY STATEMENT

2017 ANNUAL MEETING OF STOCKHOLDERS OF AUTOMATIC DATA PROCESSING, INC.

This proxy statement supplement and accompanying GOLD proxy card are being furnished to stockholders of Automatic Data Processing, Inc., a Delaware corporation (“ADP” or the “Company”) by Pershing Square Capital Management, L.P. (“Pershing Square Capital”), PS Management GP, LLC (“PS Management”), Pershing Square, L.P. (“PS LP”), Pershing Square II, L.P. (“PS II”), Pershing Square International, Ltd. (“PS International”), Pershing Square Holdings, Ltd. (“PSH”), Pershing Square VI Master, L.P. (“PS VI Master” together with PS LP, PS II, PS International and PSH, the “Pershing Square Funds”) and William A. Ackman (Mr. Ackman, collectively with the Pershing Square Funds, Pershing Square Capital and PS Management, “Pershing Square,” “we,” “our” or “us”) and their nominees listed below in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, $0.10 par value, of the Company (the “Common Stock”), in connection with the 2017 annual meeting of Stockholders scheduled to be held at ADP’s corporate headquarters, One ADP Boulevard, Roseland, New Jersey, at 8:30 a.m., Eastern Standard Time on Tuesday, November 7, 2017 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2017 Annual Meeting”).

We are asking you to vote on the GOLD proxy card at the 2017 Annual Meeting as follows:

1.	“FOR” the election of William A. Ackman, Veronica M. Hagen and V. Paul Unruh (collectively, the “Nominees for ADP’s Transformation” or the “Nominees”) to serve as directors on the board of directors of the Company (the “Board”) until the 2018 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2018 Annual Meeting”) or until their respective successors are duly elected and qualified, and grant authority to vote for the Company’s nominees other than Eric C. Fast, R. Glenn Hubbard and John P. Jones;

2.	“FOR” the repeal of each provision of or amendment to the By-Laws of the Company, as amended and restated as of August 2, 2016 (the “By-Laws”), adopted without the approval of Stockholders after August 2, 2016 (the date of the last publicly available By-Laws), and up to and including the date of the 2017 Annual Meeting;

3.	“FOR” the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered accounting firm for the fiscal year ending June 30, 2018; and

4.	for the approval, on an advisory basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation.

We make no recommendation with respect to the proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

These proposals are more fully described in the definitive proxy statement filed by Pershing Square with the Securities and Exchange Commission (the “SEC”) on September 5, 2017. We are mailing you this supplement to disclose certain information about the 2017 Annual Meeting, which had not been publicly available at the time we filed our definitive proxy statement.

Pershing Square mailed definitive proxy materials, including a GOLD proxy card, to Stockholders on or about September 5, 2017, in furtherance of seeking the election of a slate of three highly qualified nominees with relevant operating, strategic, financial and technology expertise who we believe would bring critical skills to the Board’s decision-making process. They are committed to helping identify opportunities to deliver enhanced value. We would expect these opportunities to include, but not be limited to, accelerating growth, dramatically reducing operating costs and increasing efficiency, optimizing the Company’s organizational structure, improving the quality and usability of ADP’s software and service offerings, enhancing investment decisions and research and development productivity, while increasing sales force productivity and operating profitability. While no assurances can be given that the election of the Nominees for ADP’s Transformation to the Board will enhance value, particularly in light of their minority representation on the Board, we believe that the election of our Nominees will send a strong message from Stockholders that they are supportive of transformative change at ADP rather than the status quo.

On September 6, 2017, the Company filed its definitive proxy statement for the 2017 Annual Meeting with the SEC. On September 12, 2017, the Company filed definitive additional materials on Schedule 14A that disclosed certain information regarding the record date for the 2017 Annual Meeting. Accordingly, we are hereby supplementing our definitive proxy statement with certain information from such filings as set forth herein.

According to the Company’s definitive proxy statement, the 2017 Annual Meeting will be held at ADP’s corporate headquarters, One ADP Boulevard, Roseland, New Jersey, at 8:30 a.m., Eastern Standard Time on Tuesday, November 7, 2017.

According to the Company’s definitive additional materials, at close of business on September 8, 2017, the record date for determining Stockholders entitled to notice of and to vote at the 2017 Annual Meeting (the “Record Date”), there were 444,421,611 issued and outstanding shares of Common Stock entitled to vote at the 2017 Annual Meeting (excluding treasury shares not entitled to vote).

According to the Company’s definitive proxy statement, Stockholder proposals (other than director nominations) that are submitted for inclusion in the Company’s proxy materials relating to the 2018 Annual Meeting must provide proof of ownership and follow the procedures set forth in SEC Rule 14a-8 and the By-Laws. To be timely, such proposals must be received by the Company at its principal executive office no later than May 9, 2018. If a Stockholder desires to propose an item of business for consideration without inclusion in the Company’s proxy materials or to nominate persons for election as a director at the 2018 Annual Meeting, then the Stockholder must comply with all of the applicable requirements set forth in the By-Laws, including timely written notice of such proposal or nomination delivered to the Company’s Secretary at ADP’s principal executive office. Under the By-Laws, to be timely for the 2018 Annual Meeting, the Company must receive such notice no earlier than July 10, 2018 and no later than the close of business on August 9, 2018, unless the date of the 2018 Annual Meeting occurs more than 30 days before or 60 days after the first anniversary of the 2017 Annual Meeting. In that case, the By-Laws provide that ADP must receive the notice no earlier than the 120th day prior to the date of the 2018 Annual Meeting and not later than the 90th day prior to the date of the 2018 Annual Meeting or the tenth day following the day on which ADP first makes a public announcement of the date of the meeting.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company’s definitive proxy statement for the 2017 Annual Meeting. The incorporation of this information in this proxy supplement should not be construed as an admission by any of the participants in this proxy solicitation that such procedures are legal, valid or binding.

For details regarding the qualifications of the Nominees for ADP’s Transformation as well as our reasons for making this solicitation, please see our definitive proxy statement dated September 5, 2017, previously filed with the SEC and furnished to Stockholders. Stockholders should refer to the Company’s definitive proxy statement for information concerning the Company’s nominees. If you need another copy of our definitive proxy statement or this supplement, please contact D.F. King & Co., Inc., which is assisting us, at its address and toll-free numbers listed below.

As of the date hereof: (i) PS LP holds (a) one share of Common Stock of record, (b) 409,496 shares of Common Stock in “street name,” and (c) over-the-counter American-style call options providing for the purchase of 4,734,424 shares of Common Stock; (ii) PS II holds (a) 0 shares of Common Stock of record, (b) 27,650 shares of Common Stock in “street name,” and (c) over-the-counter and listed American-style call options providing for the purchase of 188,706 shares of Common Stock; (iii) PS International holds (a) 0 shares of Common Stock of record, (b) 499,764 shares of Common Stock in “street name,” and (c) over-the-counter American-style call options providing for the purchase of 5,777,193 shares of Common Stock; (iv) PSH holds (a) 0 shares of Common Stock of record, (b) 3,832,106 shares of Common Stock in “street name,” and (c) over-the-counter American-style call options providing for the purchase of 7,534,098 shares of Common Stock; (v) PS VI Master holds (a) 0 shares of Common Stock of record (b) 4,029,425 shares of Common Stock in “street name,” and (c) over-the-counter and listed American-style call options providing for the purchase of 9,770,812 shares of Common Stock; (vi) Veronica M. Hagen holds (a) 0 shares of Common Stock of record and (b) 3,000 shares of Common Stock in “street name”; and (vii) V. Paul Unruh holds (a) 0 shares of Common Stock of record and (b) 3,000 shares of Common Stock in “street name.”

Pershing Square Capital, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by the Pershing Square Funds (the “Subject Shares”), constituting approximately 8.3% of the outstanding shares of Common Stock (based on information disclosed by the Company regarding the number of outstanding shares of Common Stock on the Record Date). As the general partner of Pershing Square Capital, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, PS Management may be deemed to be a beneficial owner of the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square Capital and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be a beneficial owner of the Subject Shares.

This supplement is dated September 14, 2017, and is first being furnished to Stockholders on or about September 14, 2017. This supplement should be read in conjunction with Pershing Square’s definitive proxy statement filed with the SEC on, and first furnished to stockholders of the Company on or about, September 5, 2017.

All GOLD proxy cards that have been submitted in connection with our mailing to Stockholders of a proxy statement and proxy card on September 5, 2017 remain valid and will be voted at the 2017 Annual Meeting as marked.

THEREFORE IF YOU HAVE SUBMITTED A GOLD PROXY CARD SINCE SEPTEMBER 5, 2017 AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GOLD PROXY CARD.

THIS SOLICITATION IS BEING MADE BY PERSHING SQUARE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. EXCEPT AS SET FORTH IN THIS SUPPLEMENT AND THE PROXY STATEMENT, WE DO NOT KNOW OF ANY OTHER MATTERS TO BE PRESENTED FOR APPROVAL BY THE STOCKHOLDERS AT THE 2017 ANNUAL MEETING. IF,

HOWEVER, PERSHING SQUARE LEARNS OF ANY OTHER PROPOSALS MADE AT A REASONABLE TIME BEFORE THE 2017 ANNUAL MEETING, PERSHING SQUARE WILL EITHER FURTHER SUPPLEMENT ITS PROXY STATEMENT AND PROVIDE STOCKHOLDERS WITH AN OPPORTUNITY TO VOTE BY PROXY DIRECTLY ON SUCH MATTERS, OR WILL NOT EXERCISE DISCRETIONARY AUTHORITY WITH RESPECT THERETO. IF OTHER MATTERS ARE PROPERLY PRESENTED THEREAFTER, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE THE SHARES OF COMMON STOCK REPRESENTED THEREBY IN ACCORDANCE WITH THEIR DISCRETION PURSUANT TO THE AUTHORITY GRANTED IN THE PROXY.

WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES FOR ADP’S TRANSFORMATION AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN ERIC C. FAST, R. GLENN HUBBARD AND JOHN P. JONES AND “FOR” THE REPEAL OF EACH PROVISION OF OR AMENDMENT TO THE BY-LAWS OF THE COMPANY, AS AMENDED AND RESTATED AS OF AUGUST 2, 2016 (THE “BY-LAWS”), ADOPTED WITHOUT THE APPROVAL OF STOCKHOLDERS AFTER AUGUST 2, 2016 (THE DATE OF THE LAST PUBLICLY AVAILABLE BY-LAWS), AND UP TO AND INCLUDING THE DATE OF THE 2017 ANNUAL MEETING.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting:

This Supplement and the Definitive Proxy Statement are available at no charge at: www.ADPascending.com.

IMPORTANT VOTING INFORMATION

Your vote is important, no matter how many or how few shares of Common Stock you own. Please sign, date and return the GOLD proxy card today to vote FOR the election of the Nominees for ADP’s Transformation and in accordance with Pershing Square’s recommendations on the other proposals on the agenda for the 2017 Annual Meeting.

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GOLD proxy card.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR GOLD PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (866) 342-1635

Email: ADP@dfking.com

GOLD PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available until the start of the annual meeting of stockholders (the “2017 Annual Meeting”) of

Automatic Data Processing, Inc. (“ADP”).

VOTE BY INTERNET	WWW.FCRVOTE.COM/ADP
Use the Internet to transmit your voting instructions until the start of the 2017 Annual Meeting. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
OR
VOTE BY TELEPHONE	1-866-859-2073
Use any touch-tone telephone to transmit your voting instructions until the start of the 2017 Annual Meeting. Have your proxy card in hand when you call and then follow the instructions.
OR
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER

i    If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.    i

Automatic Data Processing, Inc.	GOLD PROXY CARD

PERSHING SQUARE RECOMMENDS THAT YOU VOTE “FOR ALL” OF THE NOMINEES SET FORTH IN PROPOSAL 1:

Proposal 1. Pershing Square’s Proposal to Elect Directors.

Nominees: (1) William A. Ackman                 (2) Veronica M. Hagen                 (3) V. Paul Unruh

                FOR ALL ❑                 WITHHOLD ALL ❑                 FOR ALL EXCEPT THE NOMINEE(S) WRITTEN BELOW ❑

Pershing Square intends to use this proxy to vote (i) FOR William A. Ackman, Veronica M. Hagen and V. Paul Unruh (collectively, the “Nominees for ADP’s Transformation”) and (ii) FOR each of the persons who have been nominated by the Company to serve as directors other than Eric C. Fast, R. Glenn Hubbard and John P. Jones. Pershing Square is NOT seeking authority and WILL NOT execute any authority to vote for Eric C. Fast, R. Glenn Hubbard and John P. Jones. There is no assurance that any of the Company’s nominees will serve as directors if any or all of the Nominees for ADP’s Transformation are elected to the Board. You should refer to the proxy statement distributed by the Company for the names, background, qualifications and other information concerning the Company’s nominees.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE FOR ADP’S TRANSFORMATION, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF SUCH NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS OTHER THAN ERIC C. FAST, R. GLENN HUBBARD AND JOHN P. JONES BY WRITING THE NAMES OF SUCH OF THE COMPANY’S NOMINEES BELOW. YOUR SHARES WILL THEN BE VOTED FOR THE REMAINING COMPANY NOMINEE(S).

PERSHING SQUARE RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2:		FOR	AGAINST	ABSTAIN

Proposal 2. To approve the repeal of each provision of or amendment to the By-Laws of the Company, as amended and restated as of August 2, 2016 (the “By-Laws”), adopted without the approval of Stockholders after August 2, 2016 (the date of the last publicly available By-Laws) and up to and including the date of the 2017 Annual Meeting.

		☐	☐	☐
PERSHING SQUARE RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3:		FOR	AGAINST	ABSTAIN
Proposal 3. To approve the ratification of the appointment of Deloitte as the Company’s independent registered accounting firm.		☐	☐	☐
PERSHING SQUARE RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF “ONE YEAR” ON PROPOSAL 4:	1 Year	2 Years	3 Years	Abstain

Proposal 4. To approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive officer compensation.	☐	☐	☐	☐

PERSHING SQUARE MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5:		FOR	AGAINST	ABSTAIN

Proposal 5. To approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.		☐	☐	☐

Signature (Capacity)

Signature (If jointly held)	Date
Please sign exactly as your name(s) is (are) shown on the share certificate to which the Proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN THE START OF THE 2017 ANNUAL MEETING, TO BE INCLUDED IN THE VOTING RESULTS.

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at www.fcrvote.com/ADP.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE )

i    If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.     i

GOLD PROXY CARD

AUTOMATIC DATA PROCESSING, INC.

2017 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF AUTOMATIC DATA PROCESSING, INC.

The undersigned hereby appoints William A. Ackman, Edward T. McCarthy and Richard M. Brand, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Automatic Data Processing, Inc., a Delaware corporation (“ADP”), that the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Stockholders of ADP, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof.

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted, on Proposal 1, “FOR” the election of William A. Ackman, Veronica M. Hagen, and V. Paul Unruh and the candidates nominated by ADP other than Eric C. Fast, R. Glenn Hubbard, and John P. Jones (except your proxy will not be voted for the election of any candidate(s) whose name(s) is written in the space provided under Proposal 1), “FOR” Proposal 2, “FOR” Proposal 3, for “ONE YEAR” on Proposal 4 and “ABSTAIN” on Proposal 5.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.